Filed Pursuant To Rule 433
Registration No. 333-167132
November 29, 2011
Is GLD Really As Good As Gold?
Posted on forbes.com 11/15/2011
Agustino Fontevecchia, Forbes Staff
In 2004, the launch of the SPDR Gold Trust exchange-traded fund, under ticker symbol GLD, leveled the playing field of gold investing by allowing for a less expensive option than buying the physical metal. Ever since, many have come to equate GLD with actually owning gold, but the reality is a bit more nuanced.
GLD has grown to become the second-largest exchange-traded fund by assets, valued at $72.4 billion and backed by 40.8 million ounces of physical gold. The subject of much fascination, GLD has also been targeted by skeptics who question the ETF’s secretive methods and even doubt it holds all the gold in HSBC’s vault in London. Jason Toussaint, the managing director and principal executive officer of World Gold Trust Services, spoke to Forbes and sought to dispel rumors by explaining how GLD works.
Since GLD debuted on Nov. 12, 2004, it has risen more than 280% to over $170 a share. “The whole thesis [behind GLD] was creating an efficient market for gold trading,” explained Toussaint. The price discovery mechanism wasn’t working effectively: storage, insurance, and transport costs and logistics problems prevented efficient markets. “The analog [to GLD] is that to buy one share of GE I don’t have to go to their sales guy, I press a button on my computer and I own it,” Toussaint said.
Investors, then, are drawn to GLD because it allows them to “own” physical metal. Suzanne Hutchins, for example, Newton’s investment manager for global funds and head of their real return investment team (which is part of BNY Mellon), said they like gold as an inflation hedge in the face of currency debasement. She sees GLD as one of the ways to gain exposure to the yellow metal and likes it because it is physically backed. She told Forbes her team’s been to the vault and seen the actual bars.
But how does GLD work? It’s actually a lot more complicated than simply allowing investors to “own” gold. GLD is a trust, sponsored by the World Gold Council (through World Gold Trust Services), which oversees the performance of the trustee, which is Bank of New York Mellon (note Hutchins works for the trustee).
The trust seeks to reflect the price performance of gold bullion by holding gold bars and issuing shares backed by their holdings of physical metal. The gold bars are held in HSBC’s vault in London, and shares are sold in baskets of 100,000. The ETF is marketed by State Street. Where most investors are confused about GLD, though, is about redemption.
Even though GLD is “physically backed,” ordinary investors can’t just go to London and redeem their bullion. Only “authorized participants” are allowed to create or redeem shares. Authorized participants are registered broker-dealers or other securities market participants which have entered into agreements with the trustee and sponsor (these include major Wall Street names like Citi, Goldman Sachs, Morgan Stanley, JPMorgan Chase, and Merrill Lynch-Bank of America, among others), allowing them to deposit either gold or shares in exchange for the other at unallocated accounts until the operation is completed.

Regular shareholders have no rights of redemption and the gold is not required to be insured by the Trust, which is not liable for loss, damage, theft, nor fraud. Shares are bought in the open market, only after Authorized Participants decide to place or sell them. Therefore a retail investors doesn’t actually “own” gold, but an asset that is backed by gold and represents a certain quantity of the yellow metal.
Skeptics have raised doubts over the trust’s management of its physical gold, with questions over how much is actually held. HSBC, the custodian, is very secretive regarding its vault. Earlier this year, CNBC’s Bob Pisani was allowed to see the vault only after surrendering his cell phone and taken in a van with blacked out windows to an undisclosed location. Once in the vault, Pisani held up a gold bar and explained they were all numbered and registered. Astutely, ZeroHedge noted the bar Pisani held up was missing from the current bar list, fueling further speculation and skepticism.
Toussaint defends GLD by noting they are regulated by the SEC. “We are filing 10-Qs [quarterly reports with the SEC], on a regular basis,” he said, then added “I also think the world’s largest hedge fund managers take their due diligence seriously,” referring to investments in GLD by world-renowned hedge fund managers like John Paulson and George Soros, among others.
Another major criticism of GLD, which pertains to the whole ETF industry, is that it distorts prices in underlying markets by offering “on-demand liquidity to investors while they are in some cases based on much less liquid underlying assets,” according to a report by the Financial Stability Board.
“GLD has professionalized gold investment and positioned gold within the menu of viable asset classes,” responds Toussaint. “Gold ETFs have expanded the investor base and the overall market,” explained Toussaint, “but they still represent less than 10% of total demand for gold, I don’t think it has affected price in the market.”
Global gold markets are now “extremely price effective” and “hugely diversified,” as the market feeds on several sources of demand, not just speculative investment demand. Not only is gold a financial asset, it is also decorative, which becomes all the more important as discretionary incomes rise in India, China, and elsewhere in the developing world, where physical demand runs rampant. “How many people buy a convertible bond and wear it around their neck, or use a stock certificate as adornment? There is no other asset class like gold,” says Toussaint. Central bank diversification, another major source of demand, has taken a new role as central banks become net buyers of the yellow metal, according to a study by the World Gold Council.
It is difficult to pin down the exact reasons behind gold’s 10-year bull run, but the reality is that interest in gold is as old as money itself. Be it an inflation hedge, a bet on an alternate monetary asset, or a move into a safe haven, GLD is one of the most popular ways to gain exposure to the yellow metal.
Owning GLD is clearly not the same as owning physical gold, it just serves different purposes. GLD allows investors to play the physical metal without facing the underlying costs and logistical problems, but it doesn’t entitle one to an actual amount of gold. GLD helped make the market more democratic, to a certain extent, but also injected liquidity, thus fueling further price volatility. No matter what Toussaint or anyone else says, there will always be skeptics, but as long as gold maintains its trajectory, GLD will continue to thrive.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.